Mail Stop 4561

January 23, 2006

VIA U.S. MAIL AND FAX (703)329-1459

Thomas J. Sargeant
Chief Financial Officer
Avalonbay Communities, Inc.
2900 Eisenhower Avenue, Suite 300
Alexandria, Virginia 22314

Re:	Avalonbay Communities Inc.
	Form 10-K for Fiscal Year Ended
	December 31, 2004
	Filed March 15, 2005
      File No. 001-12672
      Form 10-Q for the Quarterly Period Ended
      March 31, 2005
      Filed May 6, 2005
      File No. 001-12672

Dear Mr. Sargeant:

      We have reviewed your response letter dated December 19,
2005
and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Financial Statements


Note 6. Investments in Unconsolidated Entities, page F-18

1. Please clarify your response to our prior comment 4 to address whether the entity we inquired about, or any other unconsolidated real estate entity, is an entity in which the Company has disproportionately few voting rights and if so, clarify how you addressed whether the entity was a VIE. Refer to paragraph 5(c) of
FIN 46R.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3498 if you have questions.



Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant



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Thomas J. Sargeant
Avalonbay Communities, Inc.
January 23, 2006
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